UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                                 PRT Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, par value $.001
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    693579104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

--------------------------------------------------------------------------------
                             Joseph B. Wollard, Esq.
                                 Citigroup Inc.
                           425 Park Avenue, 3rd Floor
                               New York, NY 10043
                                 (212) 793-7167
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 April 14, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
-----------------------                                      -------------------
CUSIP No. 693579104                                          Page 2  of 25 Pages
--------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         The Travelers Indemnity Company ("Travelers Indemnity")
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)   [X]
         (b)   [ ]
--------------------------------------------------------------------------------
3)       SEC USE ONLY

--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS*
          WC
--------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                  [ ]
--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION
         Connecticut
--------------------------------------------------------------------------------
                      7)      SOLE VOTING POWER
 NUMBER OF                    0
   SHARES             ----------------------------------------------------------
BENEFICIALLY          8)      SHARED VOTING POWER
  OWNED BY                    6,257,540**
EACH REPORTING        ----------------------------------------------------------
  PERSON              9)      SOLE DISPOSITIVE POWER
   WITH                       none
                      ----------------------------------------------------------
                      10)     SHARED DISPOSITIVE POWER
                              6,257,540**
--------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         6,257,540**
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                [ ]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         26.1%**
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON*
         IC
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Represents 632,540 shares of Common Stock, 3,750,000 shares of Series A Senior Participating Convertible Preferred Stock which are convertible into Common Stock on a one to one basis, and 1,875,000 warrants which are convertible into Common Stock on a one to one basis.

                                  SCHEDULE 13D
-----------------------                                      -------------------
CUSIP No. 693579104                                          Page 3  of 25 Pages
--------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Travelers Property Casualty Corp. ("TAP")
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)   [X]
         (b)   [ ]
--------------------------------------------------------------------------------
3)       SEC USE ONLY

--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS*
         AF
--------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                  [ ]
--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
                      7)      SOLE VOTING POWER
 NUMBER OF                    0
   SHARES             ----------------------------------------------------------
BENEFICIALLY          8)      SHARED VOTING POWER
  OWNED BY                    6,257,540**
EACH REPORTING        ----------------------------------------------------------
  PERSON              9)      SOLE DISPOSITIVE POWER
   WITH                       none
                      ----------------------------------------------------------
                      10)     SHARED DISPOSITIVE POWER
                              6,257,540**
--------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         6,257,540**
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                [ ]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         26.1%**
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON*
         HC
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Represents shares directly beneficially owned by Travelers Indemnity.

                                  SCHEDULE 13D
-----------------------                                      -------------------
CUSIP No. 693579104                                          Page 4  of 25 Pages
--------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Travelers Insurance Group Inc. ("TIGI")
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)   [X]
         (b)   [ ]
--------------------------------------------------------------------------------
3)       SEC USE ONLY

--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS*
         AF
--------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                  [ ]
--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION
         Connecticut
--------------------------------------------------------------------------------
                      7)      SOLE VOTING POWER
 NUMBER OF                    0
   SHARES             ----------------------------------------------------------
BENEFICIALLY          8)      SHARED VOTING POWER
  OWNED BY                    6,257,540**
EACH REPORTING        ----------------------------------------------------------
  PERSON              9)      SOLE DISPOSITIVE POWER
   WITH                       none
                      ----------------------------------------------------------
                      10)     SHARED DISPOSITIVE POWER
                              6,257,540**
--------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         6,257,540**
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                [ ]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         26.1%**
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON*
         HC
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

**  Represents shares directly beneficially owned by Travelers Indemnity.

                                  SCHEDULE 13D
-----------------------                                      -------------------
CUSIP No. 693579104                                          Page 5  of 25 Pages
--------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         PFS Services, Inc. ("PFS")
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)   [X]
         (b)   [ ]
--------------------------------------------------------------------------------
3)       SEC USE ONLY

--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS*
         AF
--------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                  [ ]
--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION
         Georgia
--------------------------------------------------------------------------------
                      7)      SOLE VOTING POWER
 NUMBER OF                    0
   SHARES             ----------------------------------------------------------
BENEFICIALLY          8)      SHARED VOTING POWER
  OWNED BY                    6,257,540**
EACH REPORTING        ----------------------------------------------------------
  PERSON              9)      SOLE DISPOSITIVE POWER
   WITH                       none
                      ----------------------------------------------------------
                      10)     SHARED DISPOSITIVE POWER
                              6,257,540**
--------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         6,257,540**
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                [ ]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         26.1%**
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON*
         HC
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

**  Represents shares directly beneficially owned by Travelers Indemnity.

                                  SCHEDULE 13D

-----------------------                                      -------------------
CUSIP No. 693579104                                          Page 6  of 25 Pages
--------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Associated Madison Companies, Inc. ("Associated Madison")
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)   [X]
         (b)   [ ]
--------------------------------------------------------------------------------
3)       SEC USE ONLY

--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS*
         AF
--------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                  [ ]
--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
                      7)      SOLE VOTING POWER
 NUMBER OF                    0
   SHARES             ----------------------------------------------------------
BENEFICIALLY          8)      SHARED VOTING POWER
  OWNED BY                    6,257,540**
EACH REPORTING        ----------------------------------------------------------
  PERSON              9)      SOLE DISPOSITIVE POWER
   WITH                       none
                      ----------------------------------------------------------
                      10)     SHARED DISPOSITIVE POWER
                              6,257,540**
--------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         6,257,540**
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                [ ]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         26.1%**
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON*
         HC
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

**  Represents shares directly beneficially owned by Travelers Indemnity.

                                  SCHEDULE 13D

-----------------------                                      -------------------
CUSIP No. 693579104                                          Page 7  of 25 Pages
--------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Citigroup Inc. ("Citigroup")
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)   [X]
         (b)   [ ]
--------------------------------------------------------------------------------
3)       SEC USE ONLY

--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS*
         AF
--------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                  [ ]
--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
                      7)      SOLE VOTING POWER
 NUMBER OF                    0
   SHARES             ----------------------------------------------------------
BENEFICIALLY          8)      SHARED VOTING POWER
  OWNED BY                    6,265,204**
EACH REPORTING        ----------------------------------------------------------
  PERSON              9)      SOLE DISPOSITIVE POWER
   WITH                       none
                      ----------------------------------------------------------
                      10)     SHARED DISPOSITIVE POWER
                              6,265,204**
--------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         6,265,204**
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                [ ]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         26.1%**
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON*
         HC
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Represents shares directly beneficially owned by Travelers Indemnity and other subsidiaries of Citigroup Inc.

                                 SCHEDULE 13D

    Item 1. Security and Issuer.

            The title of the class of equity securities to which this statement relates is Common Stock, par value $.001, of PRT Group, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 80 Lamberton Road, Windsor, Connecticut, 06095.

    Item 2. Identity and Background.

            Pursuant to Rule 13d-1(k)(1) of Regulation 13D-G of the Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this Schedule 13D Statement on behalf of The Travelers Indemnity Company ("Travelers Indemnity"), a Connecticut corporation, Travelers Property Casualty Corp. ("TAP"), a Delaware corporation, Travelers Insurance Group Inc. (TIGI"), a Connecticut corporation, PFS Services, Inc. ("PFS"), a Georgia corporation, Associated Madison Companies, Inc. ("Associated Madison"), a Delaware corporation and Citigroup Inc. ("Citigroup"), a Delaware corporation (each, a "Reporting Person" and collectively, the "Reporting Persons").

    Travelers Indemnity

          (a)  Name: The Travelers Indemnity Company
          (b) Address of Principal Place of Business and Office: One Tower Square, Hartford, Connecticut 06183
          (c)  Principal Business: Insurance
          (d)  Criminal Proceedings: None
          (e)  Civil Proceedings: None
          (f)  Citizenship: Connecticut

          Officers  and   Directors:   See  Exhibit  A  attached   hereto,   and
          incorporated herein by reference with respect to each executive officer and director of Travelers Indemnity.

TAP
---

          (a)  Name: Travelers Property Casualty Corp.
          (b) Address of Principal Place of Business and Office: One Tower Square, Hartford, Connecticut 06183
          (c)  Principal   Business:   Holding  company  for  insurance  company
               subsidiaries.
          (d)  Criminal Proceedings: None
          (e)  Civil Proceedings: None
          (f)  Citizenship: Delaware


                                     Page 8
                                   of 25 pages

TIGI
----

          (a)  Name: Travelers Insurance Group Inc.
          (b) Address of Principal Place of Business and Office: One Tower Square, Hartford, Connecticut 06183
          (c)  Principal   Business:   Holding  company  for  insurance  company
               subsidiaries.
          (d)  Criminal Proceedings: None
          (e)  Civil Proceedings: None
          (f)  Citizenship: Connecticut

PFS
---

          (a)  Name: PFS Services, Inc.
          (b)  Address  of  Principal   Place  of  Business  and  Office:   3120
               Breckinridge Boulevard, Duluth, Georgia 30199
          (c)  Principal   Business:   Holding  company  for  insurance  company
               subsidiaries.
          (d)  Criminal Proceedings: None
          (e)  Civil Proceedings: None
          (f)  Citizenship: Georgia

Associated Madison
------------------

          (a)  Name: Associated Madison Companies, Inc.
          (b) Address of Principal Place of Business: 153 East 53rd Street, New York, New York 10043
          (c)  Principal   Business:   Holding  company  for  insurance  company
               subsidiaries
          (d)  Criminal Proceedings: None
          (e)  Civil Proceedings: None
          (f)  Citizenship: Delaware

Citigroup
---------

          (a)  Name: Citigroup Inc.
          (b) Address of Principal Place of Business and Office: 153 East 53rd Street, New York, NY, 10043.
          (c) Principal Business: Holding company for banking, securities and insurance subsidiaries.
          (d)  Criminal Proceedings: None
          (e)  Civil Proceedings: None
          (f)  Citizenship: Delaware

          Officer and Directors: See Exhibit A attached hereto, and incorporated herein by reference with respect to each executive officer and director of Citigroup Inc.


                                     Page 9
                                   of 25 pages

     Item 3. Source and Amount of Funds or Other Consideration.

     On November 22, 1996, Travelers Indemnity acquired 76,196 shares of convertible preferred stock of PRT Group, Inc. at a purchase price of $65.62 per share for a total purchase price of $4,999,981.52. The source of such funds was internal capital. On December 11, 1997, the shares of convertible preferred stock held by Travelers Indemnity were converted into 761,960 shares of Common Stock. In December 1997, Travelers Indemnity sold 129,420 shares of Common Stock at a price of $12.09 per share for a total sale price of $1,564,687.80. Travelers Indemnity presently owns the remaining 632,540 shares of Common Stock.

     On April 14, 2000 Travelers Indemnity acquired 3,750,000 shares of the Issuer's Series A Senior Participating Convertible Preferred Stock, par value $.001 per share, ("Series A Preferred Stock"), including 1,875,000 warrants ("Warrants"), at a price of $1.00 per share for a total purchase price of $3,750,000. The source of such funds was internal capital. Each share of Series A Preferred Stock may be converted into one share of the Issuer's Common Stock at any time, and each Warrant may be converted into one share of the Issuer's Common Stock at any time at an exercise price of $1.00 per share.

     Item 4. Purpose of Transaction.

     Travelers Indemnity acquired the Common Stock, Series A Preferred Stock and Warrants reported herein for investment purposes. Depending on market conditions and other factors (including evaluation of the Issuer's businesses and prospects, availability of funds, alternative uses of funds and general economic conditions), Travelers Indemnity may from time to time purchase additional securities of the Issuer or dispose of all or a portion of its investment in the Issuer.

     Jack L. Rivkin, an employee of an affiliate of Travelers Indemnity, serves on the Issuer's Board of Directors. Mr. Rivkin's term of office will expire at the Issuer's annual meeting in 2001. Mr. Rivkin disclaims beneficial ownership of the Common Stock, Series A Preferred Stock and Warrants reported in this Schedule 13D, and the Reporting Persons disclaim beneficial ownership of any of the Issuer's securities that may be owned by Mr. Rivkin.

     Except as described in this Item 4, none of the Reporting Persons nor, to the best knowledge of such persons, any of the persons named in Exhibit A to this Schedule 13D, has formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
     (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) any changes in the Issuer's charter or by-laws or other actions which may impede the acquisition of control of the Issuer by any


                                     Page 10
                                   of 25 pages
     person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to those enumerated above.

     Item 5. Interest in Securities of the Issuer.

     The percentages calculated in this Item 5 are based upon 23,980,005 shares of Common Stock outstanding, including 18,355,005 shares outstanding as of March 10, 2000 as disclosed in the Issuer's Form 10-K dated April 14, 2000 and 5,625,000 shares issuable to Travelers Indemnity upon conversion of the Series A Preferred Stock and exercise of the Warrants.

     Travelers Indemnity
     -------------------

     As of April 14, 2000 Travelers Indemnity beneficially owned 6,257,540 shares of the Issuer's Common stock, including 632,540 shares directly and 5,625,000 shares indirectly through ownership of Series A Preferred Stock and Warrants issued by the Issuer.

     To the best knowledge of Travelers Indemnity, none of the persons named in Exhibit A hereto under Travelers Indemnity owns securities of the Issuer.

     The following information is being provided as of April 14, 2000 with respect to Travelers Indemnity's direct beneficial ownership of the Issuer's Common Stock.

          (a)  Amount Beneficially Owned:                        6,257,540

          (b)  Percent of Class:                                     26.1%

          (c)  Number of shares as to which such person has:

               (i)   sole power to vote or to direct

                     the vote.............................              0

               (ii)  shared power to vote or direct

                     the vote.............................      6,257,540

               (iii) sole power to dispose or to direct

                     the disposition of...................              0

               (iv) shared power to dispose or to direct

                    the disposition of....................      6,257,540


                                     Page 11
                                   of 25 pages

    TAP
    ---

    TAP is the parent company of Travelers Indemnity. To the best knowledge of TAP, none of its executive officers or directors owns securities of the Issuer. The following information is being provided as of April 14, 2000 with respect to TAP's indirect beneficial ownership of the Issuer's Common Stock.

          (a)  Amount Beneficially Owned:                        6,257,540

          (b)  Percent of Class:                                     26.1%

          (c)  Number of shares as to which such person has:

               (i)   sole power to vote or to direct

                     the vote.............................              0

               (ii)  shared power to vote or direct

                     the vote.............................      6,257,540

               (iii) sole power to dispose or to direct

                     the disposition of...................              0

               (iv) shared power to dispose or to direct

                    the disposition of....................      6,257,540

    TIGI
    ----

    TIGI is the parent company of TAP. To the best knowledge of TIGI, none of its executive officers or directors owns securities of the Issuer. The following information is being provided as of April 14, 2000 with respect to TIGI's indirect beneficial ownership of the Issuer's Common Stock.

          (a)  Amount Beneficially Owned:                        6,257,540

          (b)  Percent of Class:                                     26.1%


                                     Page 12
                                   of 25 pages

          (c)  Number of shares as to which such person has:

               (i)   sole power to vote or to direct

                     the vote.............................              0

               (ii)  shared power to vote or direct

                     the vote.............................      6,257,540

               (iii) sole power to dispose or to direct

                     the disposition of...................              0

               (iv) shared power to dispose or to direct

                    the disposition of....................      6,257,540
    PFS
    ---

    PFS is the parent company of TIGI. To the best knowledge of PFS, none of its executive officers or directors owns securities of the Issuer. The following information is being provided as of April 14, 2000 with respect to PFS's indirect beneficial ownership of the Issuer's Common Stock.

          (a)  Amount Beneficially Owned:                        6,257,540

          (b)  Percent of Class:                                     26.1%

          (c)  Number of shares as to which such person has:

               (i)   sole power to vote or to direct

                     the vote.............................              0

               (ii)  shared power to vote or direct

                     the vote.............................      6,257,540

               (iii) sole power to dispose or to direct

                     the disposition of...................              0

               (iv) shared power to dispose or to direct

                    the disposition of....................      6,257,540


                                     Page 13
                                   of 25 pages

    Associated Madison
    ------------------

    Associated Madison is the parent company of PFS. To the best knowledge of Associated Madison, none of its executive officers or directors owns securities of the Issuer. The following information is being provided as of April 14, 2000 with respect to Associated Madison's indirect beneficial ownership of the Issuer's Common Stock.

          (a)  Amount Beneficially Owned:                        6,257,540

          (b)  Percent of Class:                                     26.1%

          (c)  Number of shares as to which such person has:

               (i)   sole power to vote or to direct

                     the vote.............................              0

               (ii)  shared power to vote or direct

                     the vote.............................      6,257,540

               (iii) sole power to dispose or to direct

                     the disposition of...................              0

               (iv) shared power to dispose or to direct

                    the disposition of....................      6,257,540
    Citigroup
    ---------

    Citigroup is the parent company of Associated Madison. To the best knowledge of Citigroup, none of the persons named in Exhibit A hereto under Citigroup owns securities of the Issuer. The following information is being provided as of April 14, 2000 with respect to Citigroup's indirect beneficial ownership of the Issuer's Common Stock.

          (a)  Amount Beneficially Owned:                        6,265,204

          (b)  Percent of Class:                                     26.1%

          (c)  Number of shares as to which such person has:

               (i)   sole power to vote or to direct

                     the vote.............................              0


                                     Page 14
                                   of 25 pages

               (ii)  shared power to vote or direct

                     the vote.............................      6,265,204

               (iii) sole power to dispose or to direct

                     the disposition of...................              0

               (iv) shared power to dispose or to direct

                    the disposition of....................      6,265,204

     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Except as set forth in Items 3, 4, and 5, to the best knowledge of the Reporting Persons, no contracts, arrangements, understandings or relationships (legal or otherwise) exist among the persons named in Item 2 or between such persons and any other person with respect to the securities of the Issuer, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

     Item 7. Material to be filed as Exhibits.

                 Exhibit   Description
                 -------   -----------

                  A Officers and Directors of The Travelers Indemnity Company and Citigroup Inc.

                  B Securities Purchase Agreement dated as of April 13, 2000, by and among PRT Group, Inc., Tudor BVI Global Portfolio Ltd., Raptor Global Portfolio Ltd., Tudor Arbitrage Partners L.P., The Travelers Indemnity Company and EFG Eurofinancial Investment Company relating to the Series A Senior Participating Convertible Preferred Stock, par value $.001, of PRT Group, Inc. (incorporated as an exhibit hereto by reference to Exhibit 99.1 on Form 8-K filed by PRT Group, Inc. with the Securities and Exchange Commission on April 14, 2000).

                  C Consent to Joint Filing of Schedule 13D pursuant to Rule 13d-1(k) of the Act.


                                     Page 15
                                   of 25 pages

                                    Signature

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

    Dated:  April 21, 2000

    The Travelers Indemnity Company
    -------------------------------

    By:    /s/ Daniel W. Jackson
        -------------------------
    Name: Daniel W. Jackson
    Title:  Assistant Secretary


    Travelers Property Casualty Corp.
    ---------------------------------

    By:    /s/ Daniel W. Jackson
        -------------------------
    Name: Daniel W. Jackson
    Title:  Assistant Secretary


                                     Page 16
                                   of 25 pages

    Dated:     April 21, 2000

    Travelers Insurance Group Inc.
    ------------------------------

    By:    /s/ Joseph B. Wollard
        -------------------------
    Name: Joseph B. Wollard
    Title:  Assistant Secretary


    PFS Services, Inc.
    ------------------

    By:    /s/ Joseph B. Wollard
        -------------------------
    Name: Joseph B. Wollard
    Title:  Assistant Secretary


    Associated Madison Companies, Inc.
    ----------------------------------

    By:    /s/ Joseph B. Wollard

    Name: Joseph B. Wollard
    Title:  Assistant Secretary


    Citigroup Inc.
    --------------

    By:    /s/ Joseph B. Wollard
        -------------------------
    Name: Joseph B. Wollard
    Title:  Assistant Secretary


                                     Page 17
                                   of 25 pages

                                    EXHIBIT A
                                    ---------

       Executive Officers and Directors of The Travelers Indemnity Company
       -------------------------------------------------------------------

Set forth below are the names, titles, business addresses, principal occupations and citizenship of the Executive Officers and Directors of The Travelers Indemnity Company.

Name, Title and Citizenship    Principal Occupation and Business Address
---------------------------    -----------------------------------------

Jay Steven Fishman             Chairman, President and Chief Executive Officer
Director and                   The Travelers Indemnity Company
Executive Officer              One Tower Square
United States                  Hartford, CT  06183

Charles Joseph Clarke          Vice Chairman
Director and                   The Travelers Indemnity Company
Executive Officer              One Tower Square
United States                  Hartford, CT  06183

Ronald Edward Foley, Jr.       Executive Vice President and CEO, Risk Management
Director and                   The Travelers Indemnity Company
Executive Officer              One Tower Square
United States                  Hartford, CT  06183

James David Gibbs              Executive Vice President and CEO, Claim
Executive Officer              The Travelers Indemnity Company
United States                  One Tower Square
                               Hartford, CT  06183

William Patrick Hannon         Executive Vice President and Chief Financial
Director and                   Officer
Executive Officer              The Travelers Indemnity Company
United States                  One Tower Square
                               Hartford, CT  06183

Joseph Patrick Kiernan         Executive Vice President and CEO, Bond
Director and                   The Travelers Indemnity Company
Executive Officer              One Tower Square
United States                  Hartford, CT  06183

James Michael Michener         Senior Vice President, General Counsel and
Director and                   Secretary
Executive Officer              The Travelers Indemnity Company
                               One Tower Square
                               Hartford, CT  06183

                                     Page 18
                                   of 25 pages

               Executive Officers and Directors of Citigroup Inc.
               --------------------------------------------------

    Set forth below are the names, titles, business addresses, principal occupations and citizenship of the Executive Officers and Directors of Citigroup Inc.

Name, Title and Citizenship    Principal Occupation and Business Address
---------------------------    -----------------------------------------

C. Michael Armstrong           Chairman & Chief Executive Officer
Director                       AT&T Corporation
United States                  295 North Maple Avenue, Room 4353L
                               Basking Ridge, NJ 07920

Alain J. P. Belda              President & Chief Executive Officer
Director                       Alcoa Inc.
Brazil                         201 Isabella Street, Floor 6J12
                               Pittsburgh, PA 15212-5858

Kenneth J. Bialkin             Partner
Director                       Skadden, Arps, Slate, Meagher & Flom
United States                  919 Third Avenue
                               New York, NY 10022

Kenneth T. Derr                Chairman & Chief Executive Officer
Director                       Chevron Corporation
United States                  575 Market Street, 40th fl
                               San Francisco, CA 94105

John M. Deutch                 Institute Professor
Director                       Massachusetts Institute of Technology
United States                  77 Massachusetts Avenue, Room 6-208
                               Cambridge, MA 02139

The Honorable Gerald R. Ford   Former President of the United States
Honorary Director              40365 Sand Dune Road
United States                  Rancho Mirage, CA 92270

Ann Dibble Jordan              Consultant
Director                       2940 Benton Place, N.W.
United States                  Washington, DC 20008-2718

Reuben Mark                    Chairman and Chief Executive Officer
Director                       Colgate-Palmolive Company
United States                  300 Park Avenue
                               New York, NY 10022-7499


                                     Page 19
                                   of 25 pages

Name, Title and Citizenship    Principal Occupation and Business Address
---------------------------    -----------------------------------------

Michael T. Masin               Vice Chairman and President - International
Director                       GTE Corporation
United States                  1255 Corporate Drive
                               Mail Code SVC06C30
                               Irving, TX  75038

Dudley C. Mecum                Managing Director
Director                       Capricorn Management
United States                  30 East Elm Street
                               Greenwich, CT 06830

Richard D. Parsons             President
Director                       Time Warner Inc.
United States                  75 Rockefeller Plaza, 29th fl
                               New York, NY 10019

Andrall E. Pearson             Chairman & Chief Executive Officer
Director                       TRICON Global Restaurants, Inc.
United States                  660 Steamboat Road
                               Greenwich, CT 06830

Robert E. Rubin                Member of the Office of the Chairman
Director and                   Citigroup Inc.
Executive Officer              153 East 53rd Street, 4th fl
United States                  New York, NY 10043

Franklin A. Thomas             Former President
Director                       The Ford Foundation
United States                  595 Madison Avenue, 33rd fl
                               New York, NY 10022


                                     Page 20
                                   of 25 pages

Name, Title and Citizenship    Principal Occupation and Business Address
---------------------------    -----------------------------------------

Sanford I. Weill               Chairman and Chief Executive Officer
Director and                   Citigroup Inc.
Executive Officer              153 East 53rd Street, 4th fl
United States                  New York, NY 10043

Edgar S. Woolard, Jr.          Former Chairman & Chief Executive Officer
Director                       E.I. du Pont de Nemours & Company
United States                  1007 Market Street
                               Wilmington, DE 19898

Arthur Zankel                  General Partner
Director                       High Rise Partners, LP
United States                  535 Madison Avenue
                               New York, NY 10022

Michael A. Carpenter           Co-Chief Executive Officer
Executive Officer              Global Corporate and Investment Bank
United States                  Citigroup Inc.
                               399 Park Avenue, 2nd fl
                               New York, NY 10043

Paul J. Collins                Vice Chairman
Executive Officer              Citigroup Inc.
United States                  153 East 53rd St., 4th fl
                               New York, NY 10043

Michael D'Ambrose              Senior Human Resources Officer
Executive Officer              Citigroup Inc.
United States                  153 East 53rd St., 4th fl
                               New York, NY 10043

Jay S. Fishman                 President & CEO
Executive Officer              Travelers Property Casualty Corp.
United States                  One Tower Square, 8GS
                               Hartford, CT 06183

Edward D. Horowitz             Citigroup Inc.
Executive Officer              153 East 53rd St., 4th fl
United States                  New York, NY 10043


                                     Page 21
                                   of 25 pages

Name, Title and Citizenship    Principal Occupation and Business Address
---------------------------    -----------------------------------------

Thomas Wade Jones              Co-Chairman & CEO
Executive Officer              SSB Asset Management Group
United States                  153 East 53rd St., 4th fl
                               New York, NY 10043

Robert I. Lipp                 Chairman & CEO
Executive Officer              Global Consumer Business
United States                  Citigroup Inc.
                               153 East 53rd St., 4th fl
                               New York, NY 10043

Deryck C. Maughan              Vice Chairman
Executive Officer              Citigroup Inc.
United Kingdom                 153 East 53rd St., 4th fl
                               New York, NY 10043

Victor J. Menezes              Co-Chief Executive Officer
Executive Officer              Global Corporate and Investment Bank
India                          Citigroup Inc.
                               399 Park Avenue, 2nd fl
                               New York, NY 10043

Charles O. Prince, III         Co-General Counsel/Corporate Secretary
Executive Officer              Citigroup Inc.
United States                  153 East 53rd St., 4th fl
                               New York, NY 10043

William R. Rhodes              Vice Chairman
Executive Officer              Citigroup Inc.
United States                  399 Park Avenue, 2nd fl
                               New York, NY 10043

Petros Sabatacakis             Senior Risk Officer
Executive Officer              Citigroup Inc.
United States                  153 East 53rd Street
                               New York, NY  10043


                                     Page 22
                                   of 25 pages

Name, Title and Citizenship    Principal Occupation and Business Address
---------------------------    -----------------------------------------

Todd S. Thomson                Chief Financial Officer
Executive Officer              Citigroup Inc.
United States                  153 East 53rd St., 4th fl
                               New York, NY 10043

Marc P. Weill                  Head of Citigroup Investments
Executive Officer              Citigroup Inc.
United States                  153 East 53rd St., 4th fl
                               New York, NY 10043

Robert B. Willumstad           Chairman
Executive Officer              CitiFinancial Credit Company
United States                  153 East 53rd St., 5th fl
                               New York, NY 10043


                                     Page 23
                                   of 25 pages

                                    EXHIBIT C
                                    ---------

    Pursuant to Rule 13d-1(k)(1)(iii) of Regulation D of the Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the attached
    Schedule 13D is, and any future amendments thereto may be, filed on behalf of each of us.

    Dated:        April  21, 2000

    The Travelers Indemnity Company
    -------------------------------

    By:    /s/ Daniel W. Jackson
         ------------------------
    Name: Daniel W. Jackson
    Title:  Assistant Secretary

    Travelers Property Casualty Corp.

    By:    /s/ Daniel W. Jackson
         ------------------------
    Name: Daniel W. Jackson
    Title:  Assistant Secretary


                                     Page 24
                                   of 25 pages

    Dated:  April  21, 2000

    Travelers Insurance Group Inc.
    ------------------------------

    By:    /s/ Joseph B. Wollard
         ------------------------
    Name: Joseph B. Wollard
    Title:  Assistant Secretary


    PFS Services, Inc.
    ------------------

    By:    /s/ Joseph B. Wollard
         ------------------------
    Name: Joseph B. Wollard
    Title:  Assistant Secretary


    Associated Madison Companies, Inc.
    ----------------------------------

    By:    /s/ Joseph B. Wollard
         ------------------------
    Name: Joseph B. Wollard
    Title:  Assistant Secretary


    Citigroup Inc.
    --------------

    By:    /s/ Joseph B. Wollard
         ------------------------
    Name: Joseph B. Wollard
    Title:  Assistant Secretary


                                     Page 25
                                   of 25 pages